UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

CCC INFORMATION SERVICES GROUP INC.

(Name of the Issuer)

CCC Information Services Group Inc.

Investcorp S.A.

Cougar Holdings, Inc.

Cougar Merger Sub, Inc.

Githesh Ramamurthy

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

Series F Preferred Stock, par value $1.00 per share

(Title of Class of Securities)

12487Q198

(CUSIP Number of Class of Securities)

Githesh Ramamurthy

Chairman, President and Chief Executive Officer

CCC Information Services Group Inc.

World Trade Center Chicago

444 Merchandise Mart

Chicago, Illinois 60654

(312) 222-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Michael D. Levin, Esq. Latham & Watkins LLP Sears Tower, Suite 5800 233 S. Wacker Drive Chicago, IL 60606 312-876-7700	Peter J. Falconer, Esq. CCC Information Services Group Inc. World Trade Center Chicago 444 Merchandise Mart Chicago, IL 60654-1005 312-229-2170

E. Michael Greaney, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

212-351-4000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Proposed Maximum Aggregate Value of Transaction*	Amount Of Filing Fee**
$495,622,641	$58,335

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 16,683,610 shares of common stock of CCC Information Services Group Inc. (“CCC”) and (ii) $26.50, (b) the product of (i) 100 shares of Series F Preferred Stock of CCC and (ii) $1.00, (c) the product of (i) 1,451,941 shares of common stock of CCC subject to currently outstanding options and (ii) $26.50 minus weighted average price of $11.83 per share of outstanding options to purchase CCC common stock, and (d) the product of (i) 1,689,764 shares of common stock of CCC subject to currently outstanding warrants and (ii) $26.50 minus the weighted average price of $7.44 per shares of outstanding warrants to purchase CCC common stock.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Transaction Value by 0.0001177.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,335

Form or Registration No.:	Schedule 14A

Filing Party:	CCC Information Services Group Inc.

Date Filed:	October 25, 2005

Introduction

This Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Statement” or this “Schedule 13E-3”) is being filed by (i) CCC Information Services Group Inc., a Delaware corporation (“CCC”), the issuer of the common stock, par value $0.10 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) Investcorp S.A., a Luxembourg corporation (“Investcorp”), (iii) Cougar Holdings, Inc., a Delaware corporation (“Cougar Holdings”), (iv) Cougar Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Cougar Holdings, Inc. (“Merger Sub”) and (v) Githesh Ramamurthy, an individual and chairman of the board of directors, president and the chief executive officer of CCC (collectively, the “Filing Persons”).

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 21, 2005, by and among Cougar Holdings, Merger Sub and CCC, Merger Sub will merge with and into CCC, and CCC will continue as the surviving corporation (the “Merger”). In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will automatically be cancelled and converted into the right to receive $26.50 in cash, without interest and less any applicable withholding taxes. Each holder of Series F Preferred Stock will be entitled to receive $1.00 in cash, plus accrued and unpaid dividends, if any, without interest and less any applicable withholding taxes, for each share of Series F Preferred Stock held immediately prior to the merger. Shares owned by us as treasury stock, shares owned by Cougar Holdings, Merger Sub or any wholly owned subsidiary of Cougar Holdings or Merger Sub, including shares that will be contributed to Cougar Holdings by Mr. Ramamurthy prior to the merger and shares that may be contributed to Cougar Holdings by certain other executive officers prior to the merger, and shares owned by any of our wholly owned subsidiaries will be cancelled without any payment in the merger. Shares held by a stockholder who has made a proper demand for appraisal of such shares in accordance with Delaware law and who has not voted in favor of adoption of the merger agreement will not be entitled to the merger consideration until such time as the stockholder withdraws the demand, fails to perfect or otherwise loses such stockholder’s appraisal rights under Delaware law.

The Merger Agreement provides that each option to purchase shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger will fully vest and become exercisable into the right to receive an amount in cash equal to (i) the number of shares of common stock subject to the option, multiplied by (ii) $26.50 minus the per share exercise price of the option, net of any applicable withholding taxes. The Merger Agreement further provides that each CCC warrant issued and outstanding immediately prior to the effective time of the Merger will become exercisable into the right to receive an amount in cash equal to (i) the number of shares of common stock subject to the warrant, multiplied by (ii) $26.50 minus the per share exercise price of the warrant, net of any applicable withholding taxes. Upon surrender of such options and warrants, such options and warrants shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each former holder of such option or warrant shall cease to have any rights with respect thereto, other than the right to receive the consideration set forth in the Merger Agreement.

Concurrently with the filing of this Statement, CCC is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of CCC at which the stockholders of CCC will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. At the special meeting, the adoption of the Merger Agreement requires the affirmative vote of stockholders holding at least a majority of the voting power of the shares of Common Stock and Series F Preferred Stock outstanding and entitled to vote as of the close of business on the record date, voting together as a single class.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The subject company’s name and the address and telephone number of its principal executive offices are as follows:

CCC Information Services Group Inc.

World Trade Center Chicago

444 Merchandise Mart

Chicago, IL 60654

(312) 222-4636

(b)	Securities. The exact title and number of shares outstanding of the subject class of equity securities are as follows:

Common Stock, par value $.10 per share, of CCC Information Services Group Inc.

16,720,114 shares outstanding as of 12/2/2005

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION ABOUT CCC — Market Price and Dividend Data” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION ABOUT CCC — Market Price and Dividend Data” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION ABOUT CCC — Prior Public Offerings” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT CCC — Transactions in Shares”

“IMPORTANT INFORMATION ABOUT CCC — Transactions with Management and Others”

“IMPORTANT INFORMATION ABOUT INVESTCORP, COUGAR HOLDINGS AND MERGER SUB — Transactions in Shares”

Item 3.	Identity and Background of Filing Persons

Regulation M-A Item 1003 (a) — (c)

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“IMPORTANT INFORMATION ABOUT CCC — Directors and Executive Officers”

“IMPORTANT INFORMATION ABOUT CCC — Security Ownership of Certain Beneficial Owners and Management”

“IMPORTANT INFORMATION ABOUT INVESTCORP, COUGAR HOLDINGS AND MERGER SUB”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“IMPORTANT INFORMATION ABOUT CCC — Directors and Executive Officers”

“IMPORTANT INFORMATION ABOUT CCC — Security Ownership of Certain Beneficial Owners and Management”

“IMPORTANT INFORMATION ABOUT INVESTCORP, COUGAR HOLDINGS AND MERGER SUB”

In addition, Investcorp S.A. is a Luxembourg corporation which, through its subsidiaries, acts as a principal and intermediary in international investment transactions. Investcorp’s principal executive offices are located at 6 rue de Adolphe Fischer, L-1520, Luxembourg N400000.

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT CCC — Directors and Executive Officers”

“IMPORTANT INFORMATION ABOUT INVESTCORP, COUGAR HOLDINGS AND MERGER SUB”

In addition, the following table sets forth the name, age and title of the directors and executive officers of Investcorp S.A., their present principal occupation and their business experience during the past five years. The business address and telephone number of Messrs. Kirdar, Long, Kapoor, Murphy and Zakiuddin is c/o Investcorp S.A., P.O. Box 5340, Manama, Kingdom of Bahrain and +973 17 532 000. The business address and telephone number of Mr. Kessler and Ms. Bess is c/o Investcorp S.A., Investcorp House, 49 Grosvenor Street, London W1K 3HW, United Kingdom and +44 207 629 6600. During the last five years, none of Investcorp S.A. or any of its officers or directors, as the case may be, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise noted, each individual is a U.S. citizen.

Name, Age and Title	Present Principal Occupation and Five Year Business Experience

Nemir Amin Kirdar (68), Director, Chief Executive Officer and President	Mr. Kirdar has been an executive of Investcorp, its predecessor or one of its wholly owned subsidiaries since 1982. Mr. Kirdar is a Bahraini citizen.

Gary S. Long (54), Director, Chief Operating Officer and Secretary	Mr. Long has been an executive of Investcorp, its predecessor or one of its wholly owned subsidiaries since 1994.

Rishi Kapoor (39), Director and Chief Financial Officer	Mr. Kapoor has been an executive of Investcorp, its predecessor or one of its wholly owned subsidiaries since 1992. Mr. Kapoor is an Indian citizen.

Lawrence B. Kessler (59), Director and Chief Administrative Officer	Mr. Kessler has been an executive of Investcorp, its predecessor or one of its wholly owned subsidiaries since 1992.

Stephanie R. Bess (52), Director and Senior Legal Advisor	Ms. Bess joined Investcorp in 2005 as Investcorp’s senior legal advisor. Prior to joining Investcorp, Ms. Bess spent the previous eight years as a partner of the law firm Gibson, Dunn & Crutcher LLP.

Kevin Murphy (42), Director	Mr. Murphy has been an executive of Investcorp, its predecessor or one of its wholly owned subsidiaries since 1992. Mr. Murphy is an Australian citizen.

Zahid Zakiuddin (51), Assistant Secretary	Mr. Zakiuddin initially joined Investcorp in 1987. Beginning in 2000 Mr. Zakiuddin took a leave of absence from Investcorp, but he rejoined the company in 2004. During his leave of absence, Mr. Zakiuddin worked as a consultant for Investcorp. Mr. Zakiuddin is a Canadian citizen.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004 Items (a) and (c) — (f)

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“THE MERGER AGREEMENT (PROPOSAL 1)”

ANNEX A — Agreement and Plan of Merger by and among Cougar Holdings, Merger Sub and CCC, dated September 21, 2005

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT (PROPOSAL 1) — Indemnification and Insurance”

“THE MERGER AGREEMENT (PROPOSAL 1) — Employee and Employee Benefits”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“APPRAISAL RIGHTS”

ANNEX C — Delaware General Corporation Law Section 262

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005 (a) — (c) and (e)

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“IMPORTANT INFORMATION ABOUT CCC — Transactions with Management and Others”

“IMPORTANT INFORMATION ABOUT CCC — Transactions in Shares”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Stockholders’ Agreement”

“IMPORTANT INFORMATION ABOUT CCC — Transactions with Management and Others”

“IMPORTANT INFORMATION ABOUT CCC — Transactions in Shares”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Stockholders’ Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Stockholders’ Agreement”

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Items 1006 (b) and (c)(1) — (8)

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of CCC Common Stock”

“THE MERGER AGREEMENT (PROPOSAL 1) – Structure of the Merger”

ANNEX A — Agreement and Plan of Merger by and among Cougar Holdings, Merger Sub and CCC, dated September 21, 2005

(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purposes and Plans for CCC After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Effects on CCC if the Merger is Not Completed”

“SPECIAL FACTORS — Delisting and Deregistration of CCC Common Stock”

“SPECIAL FACTORS — Source of Funds and Conditions to Financing”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT (PROPOSAL 1)”

ANNEX A — Agreement and Plan of Merger by and among Cougar Holdings, Merger Sub and CCC, dated September 21, 2005

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

“SPECIAL FACTORS — Purposes and Plans for CCC After the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of CCC Common Stock”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

“SPECIAL FACTORS — Purposes and Plans for CCC After the Merger”

“SPECIAL FACTORS — Effects on CCC if the Merger is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors”

“SPECIAL FACTORS — Purposes and Plans for CCC After the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purposes and Plans for CCC After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Effects on CCC if the Merger is Not Completed”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“THE MERGER AGREEMENT (PROPOSAL 1)”

ANNEX A — Agreement and Plan of Merger by and among Cougar Holdings, Merger Sub and CCC, dated September 21, 2005

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors”

“SPECIAL FACTORS — Position of Githesh Ramamurthy as to Fairness”

“SPECIAL FACTORS — Position of Investcorp, Cougar Holdings and Merger Sub as to Fairness”

“SPECIAL FACTORS — Purposes and Plans for CCC After the Merger”

ANNEX B — Fairness Opinion of Credit Suisse First Boston

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors”

“SPECIAL FACTORS — Position of Githesh Ramamurthy as to Fairness”

“SPECIAL FACTORS — Position of Investcorp, Cougar Holdings and Merger Sub as to Fairness”

“SPECIAL FACTORS — Purposes and Plans for CCC After the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

ANNEX B — Fairness Opinion of Credit Suisse First Boston

(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required.

(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors. The transaction was approved by a majority of the directors of CCC who are not employees of the Company.

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

Item 9.	Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors”

ANNEX B — Fairness Opinion of Credit Suisse First Boston

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors”

ANNEX B — Fairness Opinion of Credit Suisse First Boston

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of CCC during its regular business hours by any interested equity security holder of CCC or representative who has provided CCC its written designation as such. A copy of the reports, opinions or appraisals will be transmitted by CCC to any interested equity security holder of CCC or representative who has provided CCC its written designation as such upon written request and at the expense of the requesting security holder.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Source of Funds and Conditions to Financing”

“SPECIAL FACTORS — Guarantee”

“SPECIAL FACTORS — Fees and Expenses of the Merger”

“THE MERGER AGREEMENT (PROPOSAL 1) — Termination Fees and Expense Reimbursement”

ANNEX A — Agreement and Plan of Merger by and among Cougar Holdings, Merger Sub and CCC, dated September 21, 2005

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Source of Funds and Conditions to Financing”

“SPECIAL FACTORS — Guarantee”

“SPECIAL FACTORS — Fees and Expenses of the Merger”

“THE MERGER AGREEMENT (PROPOSAL 1) — Termination of the Merger Agreement”

“THE MERGER AGREEMENT (PROPOSAL 1) — Termination Fees and Expense Reimbursement”

ANNEX A — Agreement and Plan of Merger by and among Cougar Holdings, Merger Sub and CCC, dated September 21, 2005

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING — Solicitation of Proxies”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Source of Funds and Conditions to Financing”

“SPECIAL FACTORS — Fees and Expenses of the Merger”

“THE MERGER AGREEMENT (PROPOSAL 1) — Termination Fees and Expense Reimbursement”

ANNEX A — Agreement and Plan of Merger by and among Cougar Holdings, Merger Sub and CCC, dated September 21, 2005

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Source of Funds and Conditions to Financing”

ANNEX A — Agreement and Plan of Merger by and among Cougar Holdings, Merger Sub and CCC, dated September 21, 2005

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING — Voting by Directors and Executive Officers”

“SPECIAL FACTORS — Interests of the Certain Persons in the Merger”

“IMPORTANT INFORMATION ABOUT CCC — Security Ownership of Certain Beneficial Owners and Management”

“IMPORTANT INFORMATION ABOUT CCC — Transactions in Shares”

“IMPORTANT INFORMATION ABOUT INVESTCORP, COUGAR HOLDINGS AND MERGER SUB — Transactions in Shares”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT CCC — Security Ownership of Certain Beneficial Owners and Management”

“IMPORTANT INFORMATION ABOUT CCC — Transactions in Shares”

“IMPORTANT INFORMATION ABOUT INVESTCORP, COUGAR HOLDINGS AND MERGER SUB — Transactions in Shares”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012 (d) and (e)

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING — Voting by Directors and Executive Officers”

“THE SPECIAL MEETING — Voting by Principal Stockholders”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Stockholders’ Agreement”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING — Date, Time, Place and Purpose of the Special Meeting”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

“SPECIAL FACTORS — Purposes and Plans for CCC After the Merger”

Item 13.	Financial Statements

Regulation MA Item 1010 (a) and (b)

(a)	Financial Statements. The financial statements of CCC included in the Annual Report on Form 10-K for the year ended December 31, 2004 and the Quarterly Reports on Form 10-Q for the quarters ending March 31, 2005, June 30, 2005, and September 30, 2005 are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is also incorporated herein by reference:

“IMPORTANT INFORMATION ABOUT CCC — Selected Historical Financial Data”

“IMPORTANT INFORMATION ABOUT CCC — Ratio of Earnings to Fixed Charges”

“IMPORTANT INFORMATION ABOUT CCC — Market Price and Dividend Data”

“INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM”

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING — Date, Time, Place and Purpose of the Special Meeting”

“THE SPECIAL MEETING — Solicitation of Proxies”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Fees and Expenses of the Merger”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING — Date, Time, Place and Purpose of the Special Meeting”

“THE SPECIAL MEETING — Solicitation of Proxies”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Board of Directors”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

Item 15.	Additional Information

Regulation M-A Item 1011 (b)

(b)	Other Material Information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016 (a)-(d), (f) and (g)

(a)(1)	Letter to Stockholders of CCC Information Services Group Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(a)(2)	Notice of Special Meeting of Stockholders of CCC Information Services Group Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(a)(3)	Preliminary Proxy Statement of CCC Information Services Group Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(a)(4)	Press release issued by CCC Information Services Group Inc., dated September 22, 2005, incorporated herein by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on September 22, 2005.

(b)(1)	Senior Facilities Commitment Letter Agreement by and among J.P. Morgan Securities Inc., JP Morgan Chase Bank, N.A., Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Investcorp Investment Equity Limited, dated October 5, 2005.*

(b)(2)	Commitment Letter Agreement by and among G.S. Mezzanine Partners III Onshore Fund, L.P., GS Mezzanine Partners III Offshore Fund, L.P., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P. and Investcorp Investment Equity Limited, dated September 21, 2005.*

(c)(1)	Fairness Opinion of Credit Suisse First Boston, dated September 21, 2005, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(c)(2)	Presentation of Credit Suisse First Boston to the Board of Directors of CCC Information Services Group Inc., dated September 20, 2005.*

(d)(1)	Agreement and Plan of Merger by and among Cougar Holdings, Inc., Cougar Merger Sub, Inc. and CCC Information Services Group Inc., dated September 21, 2005, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(d)(2)	Stockholders’ Agreement, dated September 21, 2005, among Cougar Holdings, Inc., White River Ventures, Inc. and Capricorn Investors III, L.P., incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on September 22, 2005.

(d)(3)	Letter Agreement, dated September 21, 2005, between Githesh Ramamurthy and Cougar Holdings, Inc., together with management arrangement term sheet.*

(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(g)	None.

* Previously filed on October 25, 2005.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CCC INFORMATION SERVICES GROUP INC.

Date: December 7, 2005	By:	/s/ GITHESH RAMAMURTHY
	Name:	Githesh Ramamurthy
	Title:	Chairman, President and Chief Executive Officer

INVESTCORP S.A.

Date: December 7, 2005	By:	/S/ RISHI KAPOOR
	Name:	Rishi Kapoor
	Title:	Director and Chief Financial Officer

COUGAR HOLDINGS, INC.

Date: December 7, 2005	By:	/S/ W. CHRISTIAN MCCOLLUM
	Name:	W. Christian McCollum
	Title:	Chief Executive Officer and President

COUGAR MERGER SUB, INC.

Date: December 7, 2005	By:	/S/ W. CHRISTIAN MCCOLLUM
	Name:	W. Christian McCollum
	Title:	Chief Executive Officer and President

Date: December 7, 2005	By:	/s/ GITHESH RAMAMURTHY
Githesh Ramamurthy, individually

S-1

EXHIBIT INDEX

(a)(1)	Letter to Stockholders of CCC Information Services Group Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(a)(2)	Notice of Special Meeting of Stockholders of CCC Information Services Group Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(a)(3)	Preliminary Proxy Statement of CCC Information Services Group Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(a)(4)	Press release issued by CCC Information Services Group Inc., dated September 22, 2005, incorporated herein by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on September 22, 2005.

(b)(1)	Senior Facilities Commitment Letter Agreement by and among J.P. Morgan Securities Inc., JP Morgan Chase Bank, N.A., Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Investcorp Investment Equity Limited, dated October 5, 2005.*

(b)(2)	Commitment Letter Agreement by and among G.S. Mezzanine Partners III Onshore Fund, L.P., GS Mezzanine Partners III Offshore Fund, L.P., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P. and Investcorp Investment Equity Limited, dated September 21, 2005.*

(c)(1)	Fairness Opinion of Credit Suisse First Boston, dated September 21, 2005, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(c)(2)	Presentation of Credit Suisse First Boston to the Board of Directors of CCC Information Services Group Inc., dated September 20, 2005.*

(d)(1)	Agreement and Plan of Merger by and among Cougar Holdings, Inc., Cougar Merger Sub, Inc. and CCC Information Services Group Inc., dated September 21, 2005, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(d)(2)	Stockholders’ Agreement, dated September 21 2005, among Cougar Holdings, Inc., White River Ventures, Inc. and Capricorn Investors III, L.P., incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on September 22, 2005.

(d)(3)	Letter Agreement, dated September 21, 2005, between Githesh Ramamurthy and Cougar Holdings, Inc., together with management arrangement term sheet.*

(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by CCC Information Services Group Inc. with the Securities and Exchange Commission on October 25, 2005.

(g)	None.

*Previously filed on October 25, 2005.